Exhibit 12.1

KILROY REALTY CORPORATION

Statement of Computation of Consolidated Ratio of Earnings to Fixed Charges and Consolidated Ratio of Earnings
to Combined Fixed Charges and Preferred Dividends

(in thousands, except ratios)

	Six Months Ended June 30,	Year Ended December 31,
	2010	2009	2008	2007	2006	2005
Earnings:
Income from continuing operations	$10,833	$35,754	$45,849	$44,560	$47,741	$4,557
Plus Fixed Charges:
Interest expense (including amortization of loan costs)	25,044	46,119	45,346	40,762	43,541	38,956
Capitalized interest and loan costs	5,393	9,683	18,132	19,516	11,309	8,880
Estimate of interest within rental expense	499	871	871	871	871	871
Distributions on Cumulative Redeemable Preferred units	2,794	5,588	5,588	5,588	5,588	5,588

Fixed Charges	33,730	62,261	69,937	66,737	61,309	54,295
Plus: Amortization of capitalized interest(1)	2,141	4,067	3,669	3,132	2,691	2,403
Less: Capitalized interest and loan costs	(5,393)	(9,683)	(18,132)	(19,516)	(11,309)	(8,880)
Less: Distributions on Cumulative Redeemable Preferred units	(2,794)	(5,588)	(5,588)	(5,588)	(5,588)	(5,588)

Earnings	38,517	86,811	95,735	89,325	94,844	46,787

Combined Fixed Charges and Preferred Dividends:
Fixed Charges (from above)	33,730	62,261	69,937	66,737	61,309	54,295
Preferred Dividends	4,804	9,608	9,608	9,608	9,608	9,608

Combined Fixed Charges and Preferred Dividends	$38,534	$71,869	$79,545	$76,345	$70,917	$63,903

Consolidated ratio of earnings to fixed charges	1.14x	1.39x	1.37x	1.34x	1.55x	0.86x

Deficiency						$7,508
Consolidated ratio of earnings to combined fixed charges and preferred dividends	1.00x	1.21x	1.20x	1.17x	1.34x	0.73x

Deficiency						$17,116

(1)	Amount represents an estimate of capitalized interest that has been amortized each year based on our established depreciation policy and an analysis of total interest costs and loan costs capitalized since 1997.

We have computed the consolidated ratio of earnings to fixed charges by dividing earnings by fixed charges. Earnings consist of income from continuing operations before the effect of noncontrolling interest plus fixed charges and amortization of capital interest, reduced by capitalized interest and loan costs and distributions on Series A cumulative redeemable preferred units. Fixed charges consist of interest costs, whether expensed or capitalized, amortization of loan costs, an estimate of the interest within rental expense, and distributions on Series A cumulative redeemable preferred units.

We have computed the consolidated ratio of earnings to combined fixed charges and preferred dividends by dividing earnings by combined fixed charges and preferred dividends. Earnings consist of income from continuing operations before the effect of noncontrolling interest plus fixed charges and amortization of capitalized interest, reduced by capitalized interest and loan costs and distributions on Series A cumulative redeemable preferred units. Fixed charges consist of interest costs, whether expensed or capitalized, amortization of loan costs, an estimate of the interest within rental expense, and distributions on Series A cumulative redeemable preferred units.